

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 4, 2015

Via e-mail
Mark Szynkowski
Chief Financial Officer
6D Global Technologies, Inc.
17 State Street, Suite 2550
New York, NY 10004

  Re: 6D Global Technologies, Inc.
    Forms 10-K and 10-K/A for the Year Ended December 31, 2014
    Filed March 30, 2015 and March 31, 2015, respectively
    File No. 1-35002

Dear Mr. Szynkowski:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2014 and 2013

Revenues, page 18

1. We note that your revenues increased by 22% due to an increase in services and contracts with both new and existing customers. In future filings, to the extent such growth continues to be significant, please quantify how much of the increase is from new customers and how much is from existing. Consider also discussing the percentage of your revenues that relates to each of your major services.

Mark Szynkowski
6D Global Technologies, Inc
September 4, 2015
Page 2

<u>Note 12 – Concentrations and Credit Risks, page F-19</u>

2. We note that in 2014 and 2013 you had two and one significant customer, respectively, that accounted for more than 10% of total revenues. Please revise your disclosure in future filings to comply with ASC 280-10-50-42, which requires the disclosure of the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate
& Commodities